UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 18, 2024

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 3, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1920406
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 325 Class A Ordinary Shares; Series 327 Class A Ordinary Shares; Series 330 Class A Ordinary Shares; Series 332 Class A Ordinary Shares; Series 334 Class A Ordinary Shares; Series 337 Class A Ordinary Shares; Series 349 Class A Ordinary Shares; Series 352 Class A Ordinary Shares; Series 355 Class A Ordinary Shares; Series 358 Class A Ordinary Shares; Series 369 Class A Ordinary Shares; Series 371 Class A Ordinary Shares; Series 384 Class A Ordinary Shares; Series 388 Class A Ordinary Shares; Series 390 Class A Ordinary Shares; Series 398 Class A Ordinary Shares; Series 400 Class A Ordinary Shares; Series 413 Class A Ordinary Shares; Series 414 Class A Ordinary Shares; Series 431 Class A Ordinary Shares; Series 432 Class A Ordinary Shares; Series 436 Class A Ordinary Shares; Series 447 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

A copy of materials used on www.masterworks.com relating to the ongoing offering of Class A Ordinary Shares of Series 369 pursuant to Regulation A of the Securities Act of 1933, as amended, is attached to the Form 1-U as Exhibit 15(b). In addition, a copy of two promotional email correspondences for Series 369 and a copy of a promotional email correspondence for Series 352 sent to certain potential investors are attached to the Form 1-U as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

15(b)	Series 369 website materials.

99.1	Series 369 promotional email correspondence.

99.2	Series 369 promotional email correspondence.

99.3	Series 352 promotional email correspondence.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 3, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: September 18, 2024